(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC File Number: 000-22369

CUSIP Number: 073325102

For Period Ended: July 31, 2007
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

BEA Systems, Inc.
Full name of registrant

Former name if applicable

2315 North First Street
Address of principal executive office (Street and number)

San Jose, CA 95131
City, state and zip code

PART II — RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)  ☐

(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As disclosed in the Registrant’s current reports on Forms 8-K filed with the SEC on August 16, 2006, September 6, 2006, September 15, 2006, November 16, 2006, December 4, 2006, December 19, 2006, January 8, 2007, February 14, 2007, February 28, 2007, March 6, 2007, March 13, 2007, March 14, 2007, March 19, 2007, April 6, 2007, June 15, 2007 and August 1, 2007, the Audit Committee of the Registrant’s Board of Directors conducted an internal review of the Registrant’s historical stock option grants, with the assistance of independent legal counsel and forensic accounting experts. As the Registrant reported in its current report on Form 8-K filed with the SEC on December 4, 2006, the Audit Committee reached a determination that, under applicable accounting principles, the actual measurement dates for certain stock options differed from the recorded measurement dates for such stock options. Accordingly, as reported in that Form 8-K, on November 30, 2006, the Registrant’s Audit Committee, after consultation with the Registrant’s management and Board of Directors, determined that the Registrant’s previously issued financial statements should no longer be relied upon.

On February 14, 2007, the Audit Committee disclosed the principal conclusions of its review. The Registrant preliminarily estimated that the aggregate pre-tax, non-cash, stock-based compensation charges it would take in connection with the stock option review would be between $340 million and $390 million. Approximately $270 million of the pre-tax expense results from correcting the accounting measurement dates for grants. The remainder of the pre-tax expense relates to employee severance arrangements that extended or altered option vesting and exercising privileges, which constitute modifications to the original option grants and results in compensation expense that should have been recorded. The Audit Committee has not yet determined the tax consequences that may result from these matters or whether tax consequences will give rise to liabilities on behalf of the Registrant which may have to be satisfied in any future period.

The Registrant continues to work with its independent auditors, Ernst & Young LLP, to complete its restatement, and thereafter intends to seek comments from the Office of the Chief Accountant at the Securities and Exchange Commission (the “OCA”). The Registrant intends to file its delinquent quarterly reports on Form 10-Q for the quarters ended July 31, 2006, October 31, 2006, April 30, 2007 and July 31, 2007, and its delinquent annual report on Form 10-K for fiscal year ended January 31, 2007, which will incorporate its restated financial statements, as soon as practicable after receiving comments from the OCA.

Because the restatement of the previously issued financial statements is not complete, the Registrant will not be able to file its Quarterly Report on Form 10-Q for the quarter ended July 31, 2007 within the prescribed due date of September 10, 2007.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Mark P. Dentinger	(408)	570-8000
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☐ Yes ☒ No

Form 10-Q for the quarter ended July 31, 2006 Form 10-Q for the quarter ended October 31, 2006 Form 10-Q for the quarter ended April 30, 2007 Form 10-K for the year ended January 31, 2007

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☐ No*

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

*	Because of the review regarding the Registrant’s historical stock option grants discussed in Part III above, the Registrant has not checked either box in Part IV subsection 3, as the Registrant cannot provide a comparison of the results of its operations from the corresponding period for the last fiscal year at this time until its restatement is complete.

BEA Systems, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	September 11, 2007	By:	/s/ Mark P. Dentinger
Mark P. Dentinger
Executive Vice President and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).